SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

Report Regarding New Subsidiary

ZAO Woori Bank has been added as a new second-tier subsidiary of Woori Finance Holdings Co., Ltd. as of November 22, 2007.

Key Details:

•	Name of Company: ZAO Woori Bank

•	Business Type: Banking

•	Summary Financial Information of ZAO Woori Bank:

		(unit: Won in millions)
Total Assets	Total Liabilities	Shareholder’s Equity	Capital
19,020	—	19,020	19,020

•	Reason for Inclusion: Establishment of subsidiary in Russia by Woori Bank, a wholly owned subsidiary of Woori Finance Holdings

•	Date of Inclusion: November 22, 2007

•	Number of subsidiaries of Woori Finance Holdings before inclusion of Woori Bank (China): 26

•	Number of subsidiaries of Woori Finance Holdings after inclusion of Woori Bank (China): 27

•	Other Information:

•	ZAO Woori Bank is a wholly-owned subsidiary of Woori Bank (including one ZAO Woori Bank share owned by a related party of Woori Bank in compliance with Russian single shareholder limitations).

•	November 22, 2007, the date of capital payment, is the establishment date. The establishment date is different from the actual business starting date.

•

Capital of ZAO Woori Bank is the amount reported in its articles of incorporation. Russian rubles (RUB) 500 million has been translated at RUB 1 = KRW 38.04, the Bank of Korea and Bank of Russia exchange rate on the establishment date, November 22, 2007.

•	The existing Moscow Representative Office is expected to be closed after the completion of the establishment of the subsidiary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: November 23, 2007	By:	/s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director